1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

October 3, 2006

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Ms. Sharon Virga, Senior Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant

Re:	Applied Digital Solutions, Inc. (the "Company")
Form 10K/A for Fiscal Year Ended December 31, 2005
Filed April 6, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 0-26020

Dear Messrs. Spirgel and Suehiro and Ms. Virga:

As requested, the Company has addressed below the comments in the Staff’s letter, dated September 14, 2006. The Company’s responses are presented in italics. The numbering of the Company’s responses corresponds to the numbering of the comments in the Staff’s comment letter.

In connection with this response, the Company is acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission for taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 3, 2006

Form 10-K/A for the Year Ended December 31, 2005

Consolidated Financial Statements

Consolidated Statement of Operations, page F-4

1.
If the captions “cost of sales” and “gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales.”

The Company respectfully advises the Staff that depreciation and amortization directly attributed to the generation of revenue has been presented in cost of sales for all periods presented. The amount of depreciation and amortization expense included in cost of sales for the years ended December 31, 2005, 2004 and 2003 was $1.3 million, $0.7 million and $0.6 million, respectively.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition

VeriChip Segment, page F-17

2.
Tell us how you have determined that your revenue recognition policy is in accordance with paragraph 12 of EITF 00-[21] and whether you have applied the reverse residual method to determine the value of an undelivered item.

The Company believes that the revenue recognition policy for VeriChip is in accordance with paragraph 12 of EITF Issue 00-21 “Revenue Arrangements with Multiple Deliverables” and the subsequent discussion in paragraph 16 because per its policy, when software arrangements include multiple deliverables to which contract accounting does not apply, the individual elements are accounted for separately if there is Vendor Specific Objective Evidence (VSOE) of fair value for the undelivered elements. Generally, the residual method is applied in allocating revenues between delivered and undelivered elements. If VSOE does not exist, the revenue on the completed arrangement is deferred until the earlier of VSOE being established by management having the relevant authority to do so or all of the undelivered elements are delivered or performed with the following exceptions: if the only undelivered element is post contract support, the deferred amount is recognized ratably over the post contract support period, and if the only undelivered element is services that do not require significant production, modification or customization of the software, the deferred amount is recognized as the services are performed. This policy follows the literature in paragraphs 12 and 16 of EITF Issue 00-21. Management has never applied the reverse residual method described in paragraphs 12 and 13 of EITF Issue 00-21 to determine the value of an item. Per paragraph 13, the reverse residual method may only be used to the extent that any

October 3, 2006

separate unit of accounting in the arrangement (including a delivered item) is required under GAAP to be recorded at fair value (and marked to market each reporting period thereafter). In that case, the amount allocated to that unit of accounting should be its fair value and under those circumstances, the remainder of arrangement consideration should be allocated to the other units of accounting under the reverse residual method. To date, none of the Company’s arrangements has ever met this criterion.

Note 2. Financing Agreements, page F-25

3.
Tell us how you computed the reduction in exercise price for 200,000 of the previously issued Series E warrants. Tell us how this transaction with SSFP and SSFA was related to the $12 million note to Satellite Senior Income Fund, LLC.

The reduction in exercise price for 200,000 of the previously issued Series E warrants was based upon the negotiated terms of the parties as set forth in the Interest Waiver and Warrant Reset Agreement by and between the Company and Satellite Strategic Finance Partners, Ltd. (“SSFP”) and Satellite Strategic Finance Associates, LLC (“SSFA”), dated December 28, 2005. This agreement was included as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Commission on December 30, 2005.

Satellite Senior Income Fund, LLC and SSFP and SSFA are affiliates. Each of them is managed by Satellite Asset Management, L.P. A portion of the proceeds from the $12 million note that the Company issued to Satellite Senior Income Fund, LLC was used to repay existing debt owed to SSFP and SSFA.

4.
Tell us in detail citing your authority under the accounting literature about your financial reporting for the 2005 financing arrangements with SSFA and SSFP. Show us how you determined the fair values of each component and then applied that data to determine the relative fair values. Tell us your consideration of EITF Issues 00-27 and 98-5 in computing the beneficial conversion feature.

The Company accounted for its financing arrangements with SSFA and SSFP under FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”), APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (“APB 14”), and under EITF Issues 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” and 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.” As a result of the mandatory redemption features of the preferred stock, the Company recorded the value of the preferred stock as temporary equity in accordance with paragraph 9 of FAS 150.

In accordance with EITF Issue 00-27 paragraph 5, the Company first allocated the proceeds received in the financing transactions with SSFA and SSFP based on the fair market value of the preferred stock, the convertible note payable and the detachable warrants. Secondly, the Company calculated an effective conversion price using the allocated amounts in accordance with EITF Issue 00-27 paragraph 6 and the EITF Issue 98-5 model. The value of the beneficial conversion feature imbedded

October 3, 2006

in both the preferred stock and the convertible note payable was calculated based on this effective conversion price as follows:

(In thousands, except per share amounts)

Total Fair Market Value of the Transaction:
Gross proceeds of the preferred stock	$12,500
Preferred stock conversion price	$3.91	(1)
Number of shares to be received upon conversion	3,197
Closing price of the Company’s common
stock on the transaction date (June 10, 2005)	$3.59
Fair market value of the preferred stock			$11,477

Gross proceeds of the convertible note payable	$5,350
Convertible note payable conversion price	$3.91	(2)
Number of initial conversion shares	1,370	(2)(3)
Closing price of the Company’s common
stock on the transaction date (June 10, 2005)	$3.59
Fair market value of the convertible note payable			4,918

Fair value of the warrants, based on the Black Scholes valuation model, were as follows:
Series E warrant			1,857
VeriChip warrant			1

Total Fair Market Value of the Financing			$18,253

Total Proceeds Received:
Preferred stock			$12,500
Convertible note payable			5,500
Total Proceeds			$17,500

Allocation of Proceeds to the Convertible Instruments:

	FMV	% of FMV	Relative Fair Value
Preferred stock	$11,477	62.88	$11,003
Convertible note payable	4,918	26.94	4,716
Series E warrants	1,857	10.17	1,780
VeriChip warrant	1	0.01	1
Total	$18,253	100.00	$17,500

October 3, 2006

Calculation of Intrinsic Value of the Beneficial Conversion Features:

	Relative Fair Value	No. of Conversion Shares	Effective Conversion Price	FMV of Stock June 10, 2006	BCF Per Share
Preferred stock	$11,003	3,197	$3.442	$3.5900	$0.148
Convertible note payable	4,716	1,370	$3.440(2)	$3.5900	$0.150

Preferred stock:
Number of conversion shares	3,197
Beneficial conversion feature per share	$0.148
Preferred stock beneficial conversion feature	$474

Convertible note payable:
Number of conversion shares	1,370
Beneficial conversion feature per share	$0.150
Convertible note payable beneficial conversion feature	$206

(1)
The preferred stock conversion price was based on the terms as stated in the Certificate of Designations of the Series D Convertible Preferred Stock of the Company. Such terms, which were negotiated by the parties prior to May 26, 2006, provided for the conversion price to be equal to the lesser of 105% of the average of the daily volume weighted average price (“VWAP”) of the Company’s common stock (i) occurring during the ten days prior to the issue date of the preferred stock; and (ii) the daily VWAP for the Company’s common stock on the trading day prior to the issue date.

(2)
The conversion price for the convertible note payable was based on the same terms as noted above for the preferred stock. According to the terms of the convertible preferred note, the conversion price was based on the VWAP of the Company’s common stock as noted above for the preferred stock except that the period of the calculation would end the day before the maturity date of the convertible note payable rather than on the issue date. The insignificant difference in the conversion prices for the preferred stock and the convertible note payable used in the calculations above is due to rounding.

(3)	In accordance with EITF 98-5 Case 5, the Company calculated the conversion price for the convertible note payable based on 105% of VWAP for the ten trading days prior to June 10,

October 3, 2006

2005 because it represented the best estimate of the conversion price for the convertible note payable available on the issue date.

Share Exchange Agreement, page F-28

5.	Tell us your financial reporting for the share exchange and the accounting literature upon which you relied. Tell us your ownership percentages of Digital Angel before and after the exchange.

At issuance on March 1, 2004, the Company recorded the value of the 1.98 million shares of its common stock issued to Digital Angel under the share exchange agreement of approximately $7.9 million as a debit to investment in Digital Angel and a credit to equity in accordance with FAS 141, “Business Combinations” (“FAS 141”). Digital Angel recorded the value of the shares it exchanged as a debit to marketable securities, in accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and a credit to its equity, since Digital Angel intended to sell the shares for cash. Upon consolidation, the Company eliminated the current value of the marketable securities as reflected on Digital Angel’s books and recorded such value as treasury stock.

The Company recorded the minority owners’ portion of the $7.9 million contributed to Digital Angel by the Company as a loss on capital transactions of subsidiary. The loss was approximately $2.5 million and was calculated based upon the minority owners’ interest in Digital Angel of 31.53% at March 1, 2004 ($7.9 million x 31.53% = $2.5 million). The Company determined that it was appropriate to recognize a loss on the transaction, rather than recognizing additional goodwill associated with its investment in Digital Angel in accordance with FAS 141, paragraphs 11 and 14, based upon the financial position and fair market value of Digital Angel’s common stock at the time of the transaction.

The loss on capital transactions of subsidiary was offset by a gain of approximately $0.2 million attributable to changes in minority interest as a result of the share exchange. This gain was recorded in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries. The Company owned approximately 19.3 million shares, or 65.3% and approximately 22.3 million shares, or 68.5%, of Digital Angel’s outstanding common stock before and after the exchange, respectively.

Upon the sale of the shares of the Company’s common stock by Digital Angel, the consolidated financial statements of the Company reflected the cash realized upon the sale and a corresponding reduction in treasury stock. The difference between the cash realized and the value of the treasury stock was recorded as a reduction in equity.

The Company did not record any accounting entries upon the issuance of the warrant by Digital Angel under the terms of the share exchange agreement. Upon the

October 3, 2006

exercise of the warrant, the Company recorded a decrease in cash and an increase in its investment in Digital Angel and Digital Angel recorded an increase in cash and an increase in its equity. No goodwill resulted from the transaction. As a result of the increase in the Company’s ownership of Digital Angel resulting from the exercise of the warrant, the Company recorded a gain of approximately $38,000 attributable to changes in minority interest as a result of the warrant exercise. This gain was recorded in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries.

In its separate financial statements, Digital Angel recorded realized and unrealized gains associated with the shares of the Company’s common stock that it received in the share exchange. However, because such gains and losses resulted from transactions in the Company’s common stock, the Company eliminated such gains and losses in consolidation of its financial statements in accordance with paragraph 28 of APB 9, “Reporting Results of Operations.”

Securities Purchase Agreements with Satellite Strategic Finance Associates, LLC, page F-29

6.
Tell us your basis in the accounting literature for your financial reporting for these transactions, including but not limited to, your use of a purchase price using the weighted average price for a number of days only prior to the sale and the use of different periods to determine weighted averages. Tell us how you determined the fair value of the extension and the fair value of the warrants. Tell us your consideration of EITF 96-18.

The use of a purchase price using the weighted average price for a number of days only prior to the sale and the use of the different periods to determine weighted averages were based on the negotiated terms of the securities purchase agreements with SSFA. Due to market volatility of the Company’s common stock, the Company and SSFA felt that using such terms to determine the sales price of the Company’s common stock provided a more equitable price for both companies versus using a set price based on the closing date of the transactions.

The Company accounted for the transactions by allocating the proceeds received based on the relative fair value of the common stock and warrants issued in each transaction. The warrants were valued using the Black Scholes valuation model. The Company determined the fair value of the extension of the warrants by calculating the value of the warrant prior to the extension and the value of the warrants after the extension. The differential in values was approximately $0.2 million.

The allocation of the April 16, 2004 securities purchase agreement proceeds based on fair values was as follows:

October 3, 2006

($ in thousands, except per share amounts)

Common stock issued	2,000
Per share price per terms of the agreement	$2.749
Proceeds	$5,498

Common stock issued	2,000
Closing price of common stock on transaction date	$3.00
Fair value of common stock	$6,000

Security	Fair Value	Allocation Percentage	Relative Fair Value
Common Stock	$6,000	77.11%	$4,240
Series A Warrant	535	6.88%	378
Series B Warrant	1,246	16.01%	880
Total	$7,781	100.00%	$5,498

The allocation of the October 21, 2004 securities purchase agreement proceeds based on fair values was as follows:

($ in thousands, except per share amounts)

Common stock issued	2,500
Per share price per terms of the agreement	$3.610
Proceeds	$9,025

Common stock issued	2,500
Closing price of common stock on transaction date	$4.00
Fair value of common stock	$10,000

Security	Fair Value	Allocation Percentage	Relative Fair Value
Common Stock	$10,000	84.78%	$7,651
Series C Warrant	596	5.05%	456
Series D Warrant	1,200	10.17%	918
Total	$11,796	100.00%	$9,025

The Company concluded that EITF Issue 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” was not applicable to the warrants issued under the securities purchase agreements with SSFA as discussed on page F-29 of the Company’s 10-K/A, as these warrants were issued to an investor who provided financing to the Company. The last sentence of the second paragraph of the

October 3, 2006

introductory section of EITF Issue 96-18 states, “This issue does not, however, address the accounting for equity instruments either issued to a lender or investor who provides financing to the issuer or issued in a business combination.”

Laurus Master Fund Ltd. Securities Purchase and Related Security Agreements, page F-30

7.
Please tell us in detail about your financial reporting for these transactions, including the accounting literature upon which you relied. Tell us how you determined the amount of goodwill disclosed in Note 6.

On July 31, 2003, Digital Angel entered into a securities purchase agreement to sell to Laurus Master Fund Ltd. (“Laurus”) a two-year secured convertible note in the original principal amount of $2.0 million and a five-year warrant to purchase up to 125,000 shares of Digital Angel’s common stock. The convertible note was convertible, at Laurus’ option, into shares of Digital Angel’s common stock at a per share price of $2.33. In accordance with APB 14, Digital Angel accounted for the convertible note and the warrant as two elements for accounting purposes. Using the Black Scholes valuation model, Digital Angel calculated the fair value of the warrant to be $143,000, based on the following assumptions: expected volatility of 107.2%, dividend yield of 0%, risk-free interest of 3.3% and an expected life of 5 years. The fair value of the warrant was recorded as original issue discount and was amortized as interest expense over the term of the convertible note. The remainder of the proceeds from the convertible note was recorded as debt. By December 31, 2004, Laurus had fully converted the convertible note into 613,121 shares of Digital Angel’s common stock. The warrant, exercisable into 125,000 shares of Digital Angel’s common stock, remains outstanding.

On August 28, 2003, Digital Angel entered into a security agreement with Laurus which allowed Digital Angel to borrow from Laurus the lesser of $5 million or an amount that was determined based on percentages of Digital Angel’s eligible accounts receivable and inventory as prescribed by the terms of the security agreement. Under the security agreement, Digital Angel issued to Laurus a three-year Secured Revolving Convertible Note (“Revolving Note”) in the original principal amount of $3.5 million and a three-year Secured Minimum Borrowing Convertible Note (“Minimum Borrowing Note”) in the original principal amount of $1.5 million. The Minimum Borrowing Note and the Revolving Note were convertible, at Laurus’s option, into shares of Digital Angel’s common stock at a per price share of $2.64. Digital Angel also issued to Laurus a five-year warrant to purchase up to 115,000 shares of Digital Angel’s common stock. In accordance with APB 14, Digital Angel accounted for the note and the warrant as two elements for accounting purposes. Using the Black Scholes valuation model, Digital Angel calculated the fair value of the warrant to be $133,000, based on the following

October 3, 2006

assumptions: expected volatility of 107.2%, dividend yield of 0%, risk-free interest of 3.3% and an expected life of 5 years. The fair value of the warrant was recorded as original issue discount and was amortized as interest expense over the term of the Revolving Note and Minimum Borrowing Note. The remainder of the proceeds from the Revolving Note and Minimum Borrowing Note was recorded as debt. By December 31, 2004, Laurus had fully converted the Revolving Note and Minimum Borrowing Note into 568,182 shares of Digital Angel’s common stock. In March 2005 Laurus exercised its warrant for 115,000 shares of Digital Angel common stock.

The financing transactions with Laurus did not result in any goodwill. The goodwill disclosed in Note 6 relates to acquisitions and was determined in accordance with FAS 141.
8.
Please tell us how you have applied the guidance in FAS 150, FAS 133 and EITF Issue 00-19 in evaluating whether the debt conversion feature for the secured convertible term note issued to Laurus is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. Please also refer to EITF 05-4.

In addition, the warrants issued to Laurus may also be impacted depending on your view as the appropriate accounting for the instrument. Please advise.

The Company concluded that FAS 150 did not apply to the conversion feature in the Laurus financings based on paragraph 15 of FAS 150. Paragraph 15 of FAS 150 states that FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

The Company also reviewed FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) to determine whether the Laurus financings were within the scope of FAS 133. The Company believes that the embedded conversion feature qualifies for the paragraph 11(a) scope exception in FAS 133. In order to qualify for the paragraph 11(a) scope exception the debt conversion feature must have been indexed to Digital Angel’s own stock and a separate instrument with the same terms would be classified in stockholders’ equity. In analyzing whether the conversion feature met the paragraph 11(a) scope exception, the Company applied the guidance in EITF Issue 05-2, “The Meaning of Conventional Convertible Debt Instrument in EITF 00-19” (“EITF 05-2”) and determined that the host contract was a conventional convertible instrument because the holder may only realize the value of the conversion option by exercising the option and receiving the proceeds in a fixed number of shares or the equivalent amount of cash. Because the Laurus financings were conventional convertible instruments, the embedded conversion option would qualify for equity classification under EITF Issue 00-19. As a result, the conversion feature qualifies for the paragraph 11(a) scope exception in SFAS 133 and it should not be bifurcated from the host instrument and the convertible instrument should be accounted for under APB 14.

October 3, 2006

The Company reviewed the provisions of EITF Issue 00-19 to determine whether the warrants issued to Laurus should be accounted for as a liability or an equity instrument. The warrants are subject to registration rights agreements that include liquidated damages clauses. The registration rights agreements required Digital Angel to file a registration statement for the resale of the shares of stock underlying the warrants within 90 days. The liquidated damages penalty, to be paid in cash, were to equal 2.0% for each 30 day period on a daily basis on the original principal amount that the shares are not covered by an effective registration agreement. Paragraph 16 of EITF 00-19 states “in the case of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.” Digital Angel has concluded that the liquidated damages included in the registration rights agreements provide a reasonable estimate of the difference in fair values and, therefore, does not preclude equity classification of the warrants.

The Company has accounted for the registration rights agreements in accordance with View C of Issue No. 05-4, “The Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19,” and has therefore accounted for the registration rights agreement as a derivative instrument under FAS 133. The Company determined that the warrant and registration rights agreements do not meet all of the combining criteria found in Derivatives Implementation Group K-1 “Miscellaneous: Determining Whether Separate Transactions Should Be Viewed as a Unit;” because the criteria stated in (c) is not met. Specifically, the two agreements do not relate to the same risk as the warrant agreement relates to Digital Angel’s share price, while the liquidated damages penalty relates to the filing of a registration statement and having it declared effective and maintained effective.

In determining the fair value of the liability associated with the registration rights agreement the Company considered the probability that Digital Angel would not be able to register the shares. Considering that Digital Angel has filed numerous registration statements and has never had any issues with obtaining effectiveness or maintaining the effectiveness of a registration statement, it considered the probability of not getting the shares registered or the probability of not being able to maintain effectiveness to be very small. With the probability being so small, the Company determined that any liability associated with the registration rights agreement would be immaterial to the financial statements of the Company.

Note 3. Acquisitions

VeriChip, Inc. page F-31

9.	Tell us how you applied the guidance in FAS 141 in determining your purchase price for VHI.
In accordance with paragraph 6 of FAS 141, the Company determined the purchase price for VHI based on the value of the consideration given, which was the

October 3, 2006

Company’s common stock and the value of the options and warrants assumed as the Company deemed those values to be more clearly evident and, thus, the more reliable measure. The determination of the purchase price of VHI was as follows:

($ in thousands, except pre share amounts)

Purchase price of VHI shares (per the terms of the purchase agreement)	CAN $1.60
VWAP of the Company’s common stock for the ten trading days prior to the transaction per the terms of the purchase agreement	CAN $4.8472
Exchange ratio ($4.847/$1.60)	3.03
Number of VHI shares outstanding	10,265
Number of the Company’s shares issued	3,388
Closing price of the Company’s common stock on the closing date - March 31, 2005	$3.46
Value of the shares exchanged	$11,722
Value of the VHI options assumed (1)	656
Value of the VHI warrants assumed (2)	1
Acquisition costs	904
Total purchase price	$13,283

(1)
Based on the Black Scholes valuation model using the following weighted average assumptions: expected volatility of 50.0%, dividend yield of 0%, risk-free interest of 3.8% and an expected life of 3.2 years.

(2)	Based on the Black Scholes valuation model.

10.
Tell us why the contribution of VHI was considered to be effective as of March 31, 2005 when the exchange agreement was dated June 9, 2005. Tell us the implications of using March 31, 2005 rather than June 9, 2005 on your financial reporting for this transaction.

The Company acquired VHI on March 31, 2005. At the time of the acquisition, the Company intended to contribute VHI to its wholly-owned subsidiary, VeriChip Corporation, however, the arrangement was not formalized until June 9, 2005. The Company did not incur any financial reporting implications in its consolidated financial statements as a result of the effective date of the contribution being March 31, 2005 rather than June 9, 2005, since it owned 100% of VHI for the entire period in question.

11.	Tell us your basis for the amortization periods of 4 to 12.3 years.

The economic useful life of each acquired intangible asset was the basis for the Company’s amortization period determinations. The following is a summary of the Company’s basis for the economic useful life estimates for each of VHI’s intangible assets:

October 3, 2006

Customer Relationships (Weighted Average Useful Life = 4.0 years)

To determine the useful life of the customer relationships, the Company evaluated certain economic factors, specifically competition on replacement parts sales and obsolescence of replacement parts technology. Since VHI uses a proprietary protocol, replacement parts can only be sold through VHI or VHI dealers. Obsolescence of replacement parts technology was not expected to occur.

The determination of a 4.0 year useful life was based on the life expectancy of VHI replacement parts.

Distribution Network (Weighted Average Useful Life = 6.6 years)

The 6.6 year weighted average useful life of the distribution network was determined by a weighted average calculation based on the percentage of revenue contribution from each tier of distributor. The VHI distribution network was categorized into three tiers, National OEM distributors (estimated life 10 years), Tier I distributors (estimated life of 5.0 years) and Tier II distributors (estimated life of 3.0 years). The weighted average useful life was determined to be 6.6 years.

Patents (Weighted Average Useful Life = 12.3 years)

Patent #6,456,191 (Tag System With Anti-Collision Features): This patent was considered a platform patent incorporated into all the major product lines of VHI. The economic life of patent #6,456,191 was determined to be 10 years from the valuation date. The 10 year economic life was less than the patent’s legal life, which will end in March of 2019.

Patent #6,144,303 (Tag and System for Patient Safety Monitoring): This patent was incorporated into the Halo and Roam Alert product lines. The economic life of patent #6,144,303 was equal to the remaining legal life of the patent. The legal life of patent #6,144,303 will end in February of 2019. As of the valuation date, the remaining legal life of the patent was approximately 13.8 years.

Patent #6,137,414 (Asset Security Tag): This patent was incorporated into the Assetrac and Houndware product lines. The economic life of patent #6,137,414 was equal to the remaining legal life of the patent. The legal life of patent #6,137,414 will end in November of 2018. As of the valuation date, the remaining legal life of the patent was approximately 13.7 years.

The 12.3 year weighted average useful life of the patents was determined by a weighted average calculation based on the fair value of each individual patent.

October 3, 2006

Instantel Inc., page F-32

12.	Tell us your basis for the amortization periods of 8.4 to 11.8 years.

The economic useful life of each acquired intangible asset was the basis for the Company’s amortization period determinations. The following is a summary of the Company’s basis for the economic useful life estimates for each of Instantel’s intangible assets:.

Customer Relationships (Weighted Average Useful Life = 10.0 years)

To determine the useful life of the customer relationships, the Company evaluated certain economic factors, specifically competition on replacement parts sales and obsolescence of replacement parts technology. Since Instantel uses a proprietary protocol, replacement parts can only be sold through Instantel or Instantel dealers. Obsolescence of replacement parts technology was not expected to occur.

The determination of a 10.0-year useful life was based on management’s expectation of future replacement parts revenue from installations in place as of the valuation date. A 10.0-year useful life is conservative and reasonable.

Distribution Networks (Weighted Average Useful Life = 8.7 years)

(Note: As of December 31, 2005, the weighted average useful life of Distribution Networks was 8.4 years. Upon the completion of the purchase price allocation analysis, the estimated life was changed to 8.7 years. The change resulted from using the income approach methodology to determine the value of the distribution networks).

Instantel Distribution Network (Instrumentation)

The 9.3 year weighted average useful life of the Instrumentation Distribution Network was determined by a weighted average calculation based on the percentage of revenue contribution from each tier of distributor. The Instrumentation Distribution Network was categorized into three tiers, Tier I distributors (estimated life 15.0 years), Tier II distributors (estimated life of 7.5 years) and Tier III distributors (estimated life of 5.0 years). The weighted average useful life of the Instrumentation Distribution Network was determined to be 9.3 years.

Instantel Distribution Networks

The 8.2 year weighted average useful life of the Healthcare Distribution Network was determined by a weighted average calculation based on the percentage of revenue contribution from each tier of distributor. The Healthcare Distribution Network was categorized into three tiers, Tier I distributors (estimated life 10.0 years), Tier II distributors (estimated life of 7.5 years) and Tier

October 3, 2006

III distributors (estimated life of 5.0 years). The weighted average useful life of the Healthcare Distribution Network was determined to be 8.2 years.

The 8.7-year weighted average useful life of the Instantel Distribution Networks was determined by a weighted average calculation based on the fair value of each individual Instantel Distribution Network, which included the Instrumentation and Healthcare Networks.

Patents (Weighted Average Useful Life = 11.8 years)

Patent #6,727,810 (Method of Detecting Objects Within Range of Receiver) and Non-Patented Proprietary Infant Protection Technology: Patent #6,727,810 was incorporated into the Infant Protection product line of Instantel. The economic life of patent #6,727,810 was equal to the remaining legal life of the patent, 14.4 years. The legal life of patent #6,727,810 will end in October of 2019. The economic life of the non-patented proprietary infant protection technology was determined to be 5.6 years ending in December of 2010. The estimated useful life of the non-patented technology reflects the increased uncertainty in maintaining the proprietary technology without patent protection. Based on the projected royalty stream for each type of technology, the Company determined a weighted average useful life of 13.3 years.

Non-Patented Proprietary Wander Prevention Technology: The economic life of the non-patented proprietary Wander Prevention technology was determined to be 5.6 years ending in December of 2010. The estimated useful life of the non-patented technology reflects the increased uncertainty in maintaining the proprietary technology without patent protection.

Non-Patented Proprietary Instrumentation Technology: The economic life of the non-patented proprietary Instrumentation technology was determined to be 5.6 years ending in December of 2010. The estimated useful life of the non-patented technology reflects the increased uncertainty in maintaining the proprietary technology without patent protection.

The 11.8 year weighted average useful life of the Patented and Non-Patented Proprietary Technology was determined by a weighted average calculation based on the fair value of each individual product line technology.

DSD Holdings, A/S, page F-33

13.	Tell us how you applied the guidance in FAS 141 in determining your purchase price for DSD Holdings.
In accordance with paragraph 6 of FAS 141, the Company determined the purchase price for DSD Holdings based on the value of the consideration given, which was shares of the Company’s common stock, shares of Digital Angel’s common stock and cash, as the Company deemed those values to be more clearly evident and, thus, the

October 3, 2006

more reliable measure. The determination of the purchase price of DSD Holdings was as follows:

($ in thousands, expect share amounts)

Value of the Company’s common stock per terms of the agreement	$3,500
VWAP of the Company’s common stock for the ten trading days prior to closing per the terms of the agreement	$ 5.11
Number of the Company’s shares issued	684,543
Cash payment to account for pre-closing pricing fluctuations	195
Acquisition costs	207
Purchase price as of December 31, 2005	$3,902

Pursuant to the terms of the stock purchase agreement between DSD Holdings and Digital Angel, on April 13, 2006 Digital Angel exercised its right to buyout the remaining purchase price of DSD Holdings by electing to pay the set amount of $2.0 million. The $2.0 million buyout price was satisfied by a cash payment of $1.0 million and $1.0 million worth of Digital Angel’s unregistered common stock. The additional purchase price of DSD Holdings was determined as follows:

($ in thousands, expect share amounts)

Value of Digital Angel’s common stock per stock purchase agreement	$1,000
VWAP of Digital Angel’s common stock for the ten trading days prior to closing	$ 3.55
Number of shares of Digital Angel’s common stock issued	282,115
Cash payment	1,000
Total additional purchase price	2,000

Total DSD Holdings purchase price	$5,902

14.	Tell us your basis for the amortization periods of 3 to 15 years.

The economic useful life of each acquired intangible asset was the basis for the Company’s amortization period determinations. The following is a summary of the basis for the economic useful life estimates for each of DSD Holdings’ intangible assets:

Patents (Useful Life = 15 years)

DSD Holdings has a number of Danish patents related to the manufacturing equipment and processes at their Danish manufacturing facility. Digital Angel considered the legal life of a US patent, 15 years, to be an appropriate life for the patents considering the nature of the patents.

October 3, 2006

Non-Compete Agreement (Useful Life = 3 years)

When determining the useful life of the non compete agreement primary consideration was given to the fact that the agreement was between Digital Angel and an employee who was a former shareholder of DSD Holdings (approximately 10%), and that the purchase price of DSD Holdings was based on the average annual EBITDA of DSD Holdings for the years 2005, 2006 and 2007. The 3 year useful life reflects the incentive for the employee to stay at DSD Holdings until the end of the earnout period.

Customer Relationships (Useful Life = 15 years)

The Company determined the 15 year useful life of the customer relationships, by evaluating many economic and industry factors, including: (i) customers and target market of agricultural ministries of governments in the European Union; (ii) duration of contracts; (iii) nature of customer acquisition (requires approval from governmental agency to sell to breeders within the country); (iv) increased emphasis on food security and tracking; and (v) competition.

OuterLink Corporation, page F-33

15.	Tell us how you applied the guidance in FAS 141 in determining your purchase price for OuterLink Corporation, including the 30% discount.
In accordance with paragraph 6 of FAS 141, the Company determined the purchase price for OuterLink Corporation based on the value of the consideration given, which was 100,000 shares of Digital Angel’s Series A Preferred Stock, as the Company deemed this value to be more clearly evident and, thus, the more reliable measure. The determination of the purchase price of OuterLink Corporation was as follows:

($ in thousand)

Value of the Digital Angel’s Series A Preferred Stock (per third party valuation report)	$8,300
Acquisition costs	201
Total purchase price	$8,501

The Company engaged an independent third party to value the 100,000 shares of Digital Angel’s Series A Preferred Stock issued in connection with the acquisition of OuterLink Corporation. A marketability discount was assessed to reflect the inability to transfer the preferred shares until a historically high trading price was obtained and the lack o f a trading market for the preferred shares. This report utilized a 30% discount based on consideration of various empirical studies designed to quantify marketability discounts. The Company reviewed the report and determined that, based on the following factors, the 30% discount was appropriate:

October 3, 2006

(a)	The preferred shares were non voting until converted;
(b)	There was no market for the preferred shares;
(c)
Conversion of the preferred shares to common stock was unlikely for a significant period of time given that the merger agreement was signed when Digital Angel’s stock price was $2.36 per share and conversion was dependent on a historically high price of $4.00 per share;

(d)	No dividend was payable on the preferred shares;
(e)	The preferred shares were not registered; and
(f)	20% of the preferred shares were held in escrow to secure obligations until 18 months after closing.

16.	Tell us your basis for the amortization periods of 4 to 8 years.

The economic useful life of each acquired intangible asset was the basis for the Company’s amortization period determinations. The following is a summary of the Company’s basis for the economic useful life estimates for each of OuterLink Corporation’s intangible assets:

Core Technology (Useful Life = 4 years)

The 4 year useful life of the core technology was determined by evaluating technological change in the industry as well as OuterLink’s planned improvements to the technology. The Company also took into consideration technological innovation in the industry, current product performance, and changing needs for satellite-based mobile data applications, all of which could potentially deem all or portions of OuterLink’s core technology as obsolete.

Customer Relationships (Useful Life = 8 years)

Digital Angel determined the 8 year useful life of the customer relationships, by evaluating many economic and industry factors, specifically competition and increased demand for accurate, dependable and secure real time communications and tracking systems. Since OuterLink’s communication system is proprietary, hardware, software and satellite service can only be obtained from OuterLink.

Share Exchange Agreements, page F-36

17.	Tell us your financial reporting for these exchanges, including the accounting literature upon which you relied.
The Company accounted for the share exchange agreement entered into on February 25, 2005 as follows:

At issuance on February 25, 2005, the Company recorded the value of the 0.6 million shares of its common stock issued to Digital Angel under the share exchange agreement of approximately $3.5 million as a debit to investment in Digital Angel and

October 3, 2006

a credit to equity in accordance with FAS 141, paragraphs 11 and 14. Digital Angel recorded the value of the shares it exchanged as a debit to investment in DSD Holdings and a credit to its equity, since Digital Angel used of the shares of the Company’s common stock that it received in the exchange to acquire DSD Holdings. Upon consolidation, the $3.5 million was reflected in DSD Holdings’ assets and liabilities under purchase accounting.

The Company recorded the minority owners’ portion of the $3.5 million contributed to Digital Angel by the Company of $1.6 million as goodwill in accordance with FAS 141, paragraphs 11 and 14.

The Company recorded a gain of approximately $23,000 attributable to changes in minority interest as a result of this share exchange. This gain was recorded in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries.

The Company’s financial reporting for the share exchange agreement entered into on August 14, 2003 is discussed in the Company’s response to Comment No 5.

Note 10. Other Long-Term Liabilities, page F-44

18.
Disclose in your next filing and in your response the number of warrants treated as liabilities, the reasons you have recorded them as liabilities and how you determined the amount of each liability related to the warrants. Tell us why the warrants decreased significantly in 2005.

As of December 31, 2005, 433,323 of the Company’s outstanding warrants were treated as liabilities. These warrants were granted in connection with the Company’s 8.5% convertible debentures. The debentures were issued on June 30, 2003 and were fully converted as of December 31, 2003. The warrants are exercisable into 433,323 shares of the Company’s common stock or exchangeable into 769,648 shares of the Digital Angel common stock owned by the Company or exercisable/settleable into a combination of shares from both companies at the holders’ option. Therefore, in accordance with EITF Issue 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary,” the value of the warrants is required to be recorded as a liability and marked to market each reporting period. The Company determines the value of the liability each quarter using the Black Scholes valuation model. The liability is subject to a floor amount equal to the original value ascribed to the warrants.

The value of the warrants decreased significantly in 2005 as a result of a decrease in the quoted market price of Digital Angel’s common stock, the reduction in the life of the warrants (the warrants expire in June 2007) and a decrease in the historical, and consequently, the expected volatility of Digital Angel’s common stock.

The Company will disclose the above information in its next filing.

October 3, 2006

Note 12. Stockholders’ Equity

Warrants, page F-45

19.	Tell us your accounting for the amendment of the exercise price related to the Series C warrants disclosed on page F-46.

The Series C warrant was issued on October 21, 2004 in connection with a larger equity transaction. Approximately 28 days prior to the expiration of the warrant, the Company and the holder negotiated an amendment to the exercise price. The Company chose to reduce the exercise price to an amount equal to one cent above the closing price of the Company’s common stock on March 31, 2005 in order to induce an exercise of the warrant and raise cash. Accordingly, the holder exercised the warrant on March 31, 2005. No accounting was required in connection with the transaction, since it was a pure equity transaction. As required, the Company disclosed the transaction in a Current Report on Form 8-K filed with the SEC on April 1, 2005 and in its annual and quarterly reports.

20.	Disclose in your next filing and in your response, the period(s) to which the assumptions for warrant valuation on page F-47 relate.
The following table has been updated to include the date on which the warrants assumptions were made:

Warrant Series	Dividend Yield	Volatility	Expected Lives (Yrs.)	Risk-Free Rate	Date of the Assumptions

W	0%	43.41%	1.69	6.40%	October 26, 2000

Z	0%	76.00%	4.0	1.50%	June 30, 2003

B	0%	69.00%	6.0	3.38%	April 5, 2004

C	0%	50.00%	0.42	2.00%	October 21, 2004

D	0%	50.00%	6.0	3.31%	October 21, 2004

VHI Warrants	0%	50.00%	0.67	3.38%	March 31, 2005

E	0%	50.00%	5.0	3.75%	June 10, 2005

The Company will include such dates as presented above in its subsequent filings.

Note 14. Severance Agreements, page F-53

October 3, 2006

21.
Disclose in your next filing and in your response, your accounting for the repricing of the stock options held by Richard J. Sullivan and the issuance of 5.6 million shares of your stock to him, including the dates and prices that were used and your rationale for those dates and prices. Provide the same information for Jerome C. Artigliere and Garrett Sullivan.

Richard J. Sullivan:

The Company recorded the fair value of the 1.1 million re-priced options and the 5.6 million shares of the Company’s common stock issued to Richard J. Sullivan as severance expense in the quarter that Richard J. Sullivan was terminated. The fair value of the re-priced options was determined using the Black Scholes valuation model in accordance with FAS 123, “Accounting for Stock Based Compensation,” since the options were re-priced in connection was a severance agreement rather than in connection with his employment with the Company. The assumptions used in the Black Scholes valuation model calculation were: stock price of $2.00, which was the closing price of the company stock on March 24, 3003, the date of the severance agreement; expected volatility of 76.0%; dividend yield of 0%, risk-free interest of 2.89%; and an expected life of 5.5 years. The 5.6 million shares of common stock issued to Richard J. Sullivan were valued based on the average of the closing price of the Company’s common stock for the five trading days before the termination date, which was March 21, 2003, based upon negotiated terms between the Company and Mr. J. Sullivan. The total severance expense recorded was as follows:

(In thousands, except per share amounts)

Number of shares issued	5,600

Price per share	$1.96

Total value	$10,976

Value of the re-priced options	2,093

Total severance expense	$13,069

Jerome C. Artigliere:

The Company recorded the fair value of the 0.2 million re-priced options and the 0.5 million shares of the Company’s common stock issued to Mr. Artigliere as severance expense in the quarter that Mr. Artigliere was terminated. The fair value of the re-priced options was determined using the Black Scholes valuation model in accordance with FAS 123, “Accounting for Stock Based Compensation,” since the options were re-priced in connection was a severance agreement rather than in connection with Mr. Artigliere’s employment with the Company. The assumptions used in the Black Scholes valuation model calculation were: stock price of $2.00, which was the closing price of the company stock on March 24, 3003, the date of the severance agreement; expected volatility of 76.0%; dividend yield of 0%, risk-free interest of 2.89%; and an expected life of 5.5 years. The 0.5 million shares of common stock issued to Mr. Artigliere were valued based on the average of the

October 3, 2006

closing price of the Company’s common stock for the five trading days prior to the termination date, which was March 21, 2003, based upon negotiated terms between the Company and Mr. Artigliere. In addition, certain subsidiary stock options were extended. The value of the extended options was also determined using the Black Scholes valuation model and recorded as severance expense. The total severance expense recorded was as follows:

(In thousands, except per share amounts)

Number of shares issued	475

Price per share	$1.96

Total value	$931

Value of the re-priced options	448

Value of the extended options	159

Total severance expense	$1,538

Garrett Sullivan:

The Company issued the approximately 0.8 million shares of its common stock to Garret Sullivan under the terms of a Letter Agreement between Garrett Sullivan and the Company dated April 1, 2003. The value of the shares was determined based on the VWAP of the Company’s common stock for the five trading days prior to April 1, 2003, based upon negotiated terms between the Company and Garrett Sullivan. The total severance expense recorded under the terms of the Letter Agreement was as follows:

(In thousands, except per share amounts)

Number of shares issued per the terms of the Letter Agreement	750

Price per share	$4.70

Total severance expense	$3,525

Note 15. Asset Impairment, page F-54

22.	Please revise the disclosure to explain the theoretical models and assumptions used by you in determining the fair value of VeriChip's reporting units.

The Company determined the fair value of VeriChip's reporting units by first calculating the fair value of VeriChip’s implantable microchip business using a discounted cash flow analysis. The assumptions included in the cash flow model were cash flows for a period of five years, a discount rate of 30% and a terminal value multiple of 10, which management believes were appropriate assumptions in valuing

October 3, 2006

this business. Second, the Company combined the value determined for its implantable microchip business with the amounts that it paid for VHI and Instantel, which were acquired on March 31, 2005 and June 10, 2005, respectively. Management felt that the purchases prices for these two entities represented their fair values since they were based on third party negotiated transactions, which (i) had occurred in close proximity to the fair value measurement date; and (ii) fairly represented the value of these businesses based on their achievements of projected profitability during the periods from their dates of acquisition to the asset impairment testing date.

The Company allocated 65% and 35% of the fair value of the implantable microchip business to the Healthcare and Security and Industrial reporting units, respectively, which was consistent with the allocation of that business’ asset to the reporting units. The remaining fair value was allocated to the reporting units based on the values determined in the VHI and Instantel purchase price allocation reports, which were prepared by independent third parties, and the classification of the revenue derived from the associated assets.

Specifically, the fair values were allocated as follows:

Accounts receivable, inventory and other assets directly related to a specific product were allocate to the reporting unit that included the revenue from that product. Intangible assets were allocated to the Healthcare and Security and Industrial reporting units based the classification of the revenue derived from the intellectual property. For example, the distribution network associated with the infant protection and wander prevention systems was allocated to the Healthcare reporting unit, while the distribution network associated with the vibration monitoring system was allocated to the Security and Industrial reporting unit. Goodwill was allocated to the Healthcare and Security and Industrial reporting units based on the relative percentage of the allocation of the intellectual property. The remaining assets were allocated based on the relative percentages of goodwill and intangibles allocated to the reporting units.

23.
We note that you refer to third-party valuations. While you are not required to make reference to the third party valuations, when you do you should disclose the name of the experts and include the consents of the experts in the filing. If you decide to delete your reference to the third-party valuations, please expand the disclosure to explain the theoretical models and assumptions used by you to determine the valuation.

The Company will either include the consent of the experts or delete reference to the experts in its subsequent filings. If the Company elects to delete the reference to third party valuations, it will expand the disclosure to explain the theoretical models and assumptions used to determine the valuation.

Forms 10-Q for March 31, 2006 and June 30, 2006

October 3, 2006

24.	Revise, as applicable, for comments issued regarding Form 10-K/A for the Year Ended December 31, 2005.

Per the Company’s discussion with the Staff, any additional disclosure resulting from the Staff’s Comments Nos. 1 to 23 above will be included in the Company’s Form 10-Q for the quarter ended September 30, 2006 and its Form 10-K for the year ended December 31, 2006, as applicable.

Please direct any questions or comments regarding this letter to me at 561-805-8027 or to my colleague Lorraine M. Breece at 561-805-8025.

Very truly yours,

/s/ Evan C. McKeown
Applied Digital Solutions, Inc.
Senior Vice President, Chief Financial Officer

cc:	Scott Silverman, Chief Executive Officer
Michael Krawitz, Executive Vice President, General Counsel
Lorraine Breece, Chief Accounting Officer
Harvey Goldman, Esq. Holland & Knight LLP